Exhibit 14.1

WHITESTONE REIT
Code of Business Conduct and Ethics

Effective as of May 14, 2007

Introduction

This Code of Business Conduct and Ethics (this “Code”) embodies the commitment of Whitestone REIT (the “REIT”) and Whitestone REIT Operating Partnership, L.P. (together with the REIT, the “Company”) to conduct their business in accordance with all applicable laws, rules and regulations and the highest ethical standards.  All employees and members of the Board of Trustees (the “Board”) of the REIT are expected to adhere to the principles and procedures set forth in this Code that apply to them.

For purposes of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, Section I of this Code shall be our code of ethics for our President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, controller or other chief accounting officer, and any other senior executive or financial officers performing similar functions and so designated from time to time by the Chief Executive Officer of the Company (collectively, the “Senior Executive and Financial Officers”), although this entire Code shall apply to Senior Executive and Financial Officers for all other purposes.  Each employee of the Company also should read and be familiar with the Company’s Employee Handbook, as it may be modified from time to time (the “Employee Handbook”).  With respect to the Company’s employees, this Code does not supersede the standards set forth in the Employee Handbook, but rather should be read together with the Employee Handbook.

SECTION I.

A.  General

The policy of the Company is to comply with all laws governing its operations and to conduct its affairs in keeping with the highest moral, legal and ethical standards.  In particular, Senior Executive and Financial Officers hold an important and elevated role in demonstrating and promoting a commitment to (i) honest and ethical conduct, (ii) full, fair, accurate, timely and understandable disclosure in the Company’s public communications, (iii) compliance with applicable governmental rules and regulations, (iv) prompt internal reporting of violations of this Code to appropriate persons, and (v) accountability for adherence to this Code.  To assist in accomplishing these goals, the Company has adopted this Code.  This Code shall be approved initially by the Board and thereafter periodically by the Audit Committee (the “Audit Committee”) of the Board and disbursed to the public by means of one of the methods described in the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”).  Once approved by the Board, this Code shall supersede any other code of business conduct approved by the Board prior to the effective date of this Code.

B.  Honest and Ethical Conduct

Employees and trustees are expected to exhibit and promote the highest standards of honest and ethical conduct, by, among other things, their adherence to the following policies and procedures:

•	they shall engage in only honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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they shall inform the Company’s Chief Operating Officer of (a) any deviations in practice from policies and procedures governing honest and ethical behavior that comes to their attention or (b) any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest;

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Senior Executive and Financial Officers shall demonstrate personal support for the policies and procedures set forth in this Code through periodic communications reinforcing these principles and standards throughout the Company; and

•	they shall respect the confidentiality of information acquired in performance of one’s responsibilities and shall not use confidential information for personal advantage.

C.  Financial Records and Periodic Reports

The Company is committed to full, fair, accurate, timely and understandable disclosure in reports and documents that it files with, or submits to, the SEC and in other public communications made by the Company.  In support of this commitment, the Company has, among other measures, required the maintenance of accurate and complete records, the prohibition of false, misleading or artificial entries on its books and records, and the full and complete documentation and recording of transactions in the Company’s accounting records.  In addition to performing their duties and responsibilities under these requirements, all employees involved in the Company’s SEC reporting process, including each of the Senior Executive and Financial Officers, will establish and manage the Company’s reporting systems and procedures with due care and diligence to ensure that:

•	reports filed with or submitted to the SEC and other public communications contain information that is full, fair, accurate, timely and understandable and do not misrepresent or omit material facts;

•
business transactions are properly authorized and completely and accurately recorded in all material respects on the Company’s books and records in accordance with generally accepted accounting principles and the Company’s established financial policies; and

•	retention or disposal of Company records is in accordance with applicable legal and regulatory requirements.

D.  Compliance with Applicable Laws, Rules and Regulations

All employees and trustees will comply with all applicable governmental laws, rules and regulations.

E.  Off the Job Conduct

As a general matter, the Company does not seek to regulate the personal, off-the-job conduct of its employees.  However, employees will be subject to disciplinary action (including separation from the Company where deemed appropriate) for engaging in off-the-job conduct that threatens to or does adversely impact an employee’s job performance, the safety or performance of other employees, or other legitimate business interests or the reputation of the Company.  When entertaining individuals in connection with the performance of their duties, employees are expected to maintain conduct standards consistent with on-the-job expectations.

SECTION II.

A.  Corporate Opportunities

Employees and trustees owe a duty to the Company to advance the Company’s legitimate business interests when the opportunity to do so arises.  Employees and trustees are prohibited from:

•	taking for themselves or family members or affiliates business or other opportunities that are discovered or that arise through the use of trust information, property or position; and

•	using trust information, property or position for direct or indirect personal gain.

Sometimes the line between personal and Company benefits is difficult to draw, and sometimes both personal and Company benefits may be derived from certain activities.  The only prudent course of conduct for our employees and trustees is to make sure that any use of Company assets that is not solely for the benefit of the Company is approved beforehand by the Company’s Chief Operating Officer.

B.  Confidentiality

In carrying out the Company’s business, employees and trustees often learn confidential or proprietary information about the Company, its tenants, prospective tenants or other third parties.  Employees and trustees must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated.  Confidential or proprietary information includes, among other things, any non-public information concerning the Company, including its businesses, financial performance, results or prospects, and any non-public information provided by a third party with the expectation that the information will be kept confidential and used solely for the business purpose for which it was conveyed.

C.  Fair Dealing

The Company strives for success through honest business competition.  We do not seek competitive advantages through illegal or unethical business practices.  Each employee and trustee should endeavor to deal fairly with the Company’s tenants, vendors, service providers, suppliers, competitors and employees.  No employee or trustee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

D.  Protection and Proper Use of Company Assets

All employees should protect the Company’s assets and ensure their efficient use.  All Company assets should be used for legitimate business purposes only.  The Company assets include, but are not limited to, all property, equipment, products and other tangible assets, and all proprietary information such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, tenant and leasing information, property acquisition and disposition plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports.  As noted above, the only prudent course of conduct for our employees and trustees is to make sure that any use of Company assets that is not solely for the benefit of the Company is approved beforehand by the Company’s Chief Operating Officer.

E.  Workplace Environment

In order to maintain a productive, safe and respectful environment, employees are required to adhere to the following policies and procedures:

•	they shall not offer or accept bribes or kickbacks either directly or indirectly;

•	they shall report to work in condition to perform their duties, free from the influence of alcohol or illegal drugs;

•	they shall respect the diversity of all employees and not engage in wrongful discrimination or harassment; and

•	they shall maintain a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

SECTION III.

A.  Reporting Concerns

Employees and trustees of the Company are encouraged to and should strive to identify and raise potential issues before they lead to problems, and should ask about the application of this Code whenever in doubt.  Any employee or trustee who becomes aware of any existing or potential violation of this Code should promptly notify the Company’s Chief Operating Officer.  The Company has implemented a reporting procedure to enable employees and trustees to communicate confidentially to the Company’s Chief Operating Officer any observations, concerns or complaints relating to behavior or conduct that is unethical, illegal or inappropriate.  Details of this procedure will be made available to all employees and trustees.  The Company’s Chief Operating Officer shall take all action he or she considers appropriate to investigate any reported violations.  The Company will take such disciplinary or preventive action as it deems appropriate to address any existing or potential violation of this Code brought to its attention.

Retaliation against any employee or trustee, who, in good faith, reports a concern to the Company about illegal or unethical conduct, or a violation of this Code, will not be tolerated under any circumstances.  Any employee or trustee who retaliates against an employee or trustee who reports a claim or participates in an investigation under this Code shall be disciplined up to and including termination.

Any questions relating to how these policies should be interpreted or applied should be addressed to your supervisor, a member of the executive staff or the Company’s Chief Operating Officer.

B.  Administration

This Code shall be administered and monitored by the Company’s Chief Operating Officer.  The Audit Committee, however, shall have the ultimate responsibility for ensuring compliance with this Code.

The Company’s Chief Operating Officer will handle day-to-day compliance matters, including:

•	receiving, reviewing, investigating and resolving concerns and reports on the matters described in this Code;

•	interpreting and providing guidance on the meaning and application of this Code; and

•
reporting periodically and as matters arise to the Audit Committee on the implementation and effectiveness of this Code and other compliance matters, and recommending any updates or amendments to this Code that he or she deems necessary or advisable.

The Company’s Chief Operating Officer may seek the advice of the Audit Committee as to interpretation of this Code.

Failure of an employee or trustee to comply with this Code will result in disciplinary action up to and including termination.

C.  Waivers of This Code

Generally, waivers of this Code will only be granted under extenuating circumstances.  Any employee or trustee who believes that a waiver may be called for should discuss the matter with the Company’s Chief Operating Officer.  Waivers for executive officers (including Senior Executive and Financial Officers) or trustees of the Company may be made only by the full Board and shall be promptly disclosed to the Company’s shareholders in accordance with all applicable rules and regulations.  Any other waiver must be approved by our President and Chief Executive Officer or Chief Operating Officer.

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